Exhibit 99.1

News Release

B2Gold Corp. Announces Positive Results from the
Preliminary Economic Assessment for the Gramalote Project in Colombia

Vancouver, March 12, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce positive results from the Preliminary Economic Assessment (“PEA”) for the Gramalote gold project in Colombia.  The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture with AngloGold Ashanti as the project manager.  Gramalote is located 230 kilometers (“km”) northwest of Bogota and 80 km northeast of Medellin in central Colombia.

Highlights of the Gramalote Preliminary Economic Assessment on a 100% basis

•   Open pit gold mine with an initial life of mine (“LOM”) of 14 years based on Measured, Indicated and Inferred Mineral Resources.
•   Average annual gold production LOM of 317,500 ounces at US$664 direct cash cost per ounce.
•   Average annual gold production of 373,300 ounces per year for the first 5 years of production.
•   LOM gold production of 4.445 million ounces.
•   Average LOM total operating costs (including sustaining capital) of $736 per ounce of gold
•   Annual processing rate of 16 million tonnes per year.
•   Average LOM gold recovery of 95% from conventional milling, flotation and cyanide leach of the flotation concentrate.
•   Estimated pre-production capital cost of $1,176 million.
•   LOM pre-tax net cash flow of $1,521 million, and after tax net cash flow of $990 million at a gold price of $1,351 per ounce.
•   Net present value (“NPV”) pre-tax of $714 million and after-tax of $398 million at a 5.06% discount rate and gold price of $1,351 per ounce generating an after-tax internal rate of return (“IRR”) of 11.5%.
•   Project payback of 4.8 years.

Project Size Trade-off study

A trade-off study was completed to determine the optimum throughput rate for the Gramalote project.  Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce, $1,300 per ounce and $1,500 per ounce utilizing Inferred Mineral Resources.  The results of this study indicate that 16.0 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources

The Company is pleased to announce AngloGold Ashanti has completed a new Joint Ore Reserves Committee and National Instrument 43-101 compliant Mineral Resource estimate for Gramalote Central Zone, Monjas West and Trinidad. The new mineral resource estimate was utilized in the preparation of the PEA.

Total Measured and Indicated Mineral Resources at Gramalote Central and Monjas West at a 0.15 gram per tonne (“g/t”) gold cut-off, within a US$1,600 per ounce gold optimized Whittle pit consists of 132.7 million tonnes grading 0.63 g/t gold for a total of 2.69 million troy ounces of gold. The Gramalote Central, Monjas West and Trinidad Inferred Mineral Resource is 239.7 million tonnes grading 0.44 g/t gold for a total of 3.36 million troy ounces of gold using similar parameters as the Measured and Indicated Mineral Resource.

The following table outlines the updated Gramalote Mineral Resource estimate ona 100% basis using a 0.15 g/t gold cut-off grade and within a US$1,600 per ounce gold optimized Whittle pit:

Category	Tonnes (millions)	Gold Grade	Contained Metal
		(g/t)	Gold Troy Ounces (millions)
Measured and Indicated Gramalote Central	128.072	0.63	2.608
Indicated Monjas West	4.665	0.55	0.083
Total Measured and Indicated Gramalote Central and Monjas West2	132.737	0.631	2.691

Inferred Gramalote Central	126.946	0.43	1,739
Inferred Trinidad	89.220	0.41	1.180
Inferred Monjas West	23,527	0.59	0.446
Total Inferred2	239.694	0.441	3.364

1.	Differences in tonnage, ounces and grades due to rounding
2.
Mineral resources that are not Mineral Reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

B2Gold published in 2012 a National Instrument 43-101 compliant Measured and Indicated Mineral Resource at Gramalote Central of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold at a 0.25 g/t gold cut-off and within a US$1,600 per ounce gold optimized Whittle pit. The Gramalote Central and Trinidad Inferred Mineral Resource was 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the Measured and Indicated Mineral Resource (see press release dated April 24, 2012).

The new Gramalote Central Mineral Resource estimate is supported by 63,902 metres of diamond drilling in 176 drill holes completed in 2007 to 2013 and 441 metres of sampling from an underground tunnel. The Monjas West Mineral Resource is supported by 18,094 metres of diamond drilling in 46 drill holes and a total of 10,572 metres of diamond drilling in 30 holes drilled was used in the Trinidad Mineral Resource estimation. Average drill hole spacing used in the Mineral Resource was 25 metres x 25 metres for Measured, 50 metres x 50 metres for Indicated and 100 metres x 100 metres for Inferred.

The Gramalote resource was prepared by AngloGold Ashanti and AMEC carried out an independent audit of the low grade zone at Gramalote Central in June 2013. AngloGold Ashanti monitored the quality assurance and quality control (“QA/QC”) program of the data they collected in 2010 to 2013.

The Qualified Person  (under National Instrument 43-101) for AngloGold Ashanti’s resource estimate is Vaughan Chamberlain, FAusIMM, Senior Vice President, Geology and Metallurgy, AngloGold Ashanti Ltd. The drilling program at the Gramalote property is reviewed and the results approved by Tom Garagan, B2Gold’s Qualified Person under National Instrument 43-101. The Gramalote drill program utilizes extensive QA/QC (quality assurance and quality control) protocols for assaying and core sample handling that consist of the systematic insertion of blanks, standards and duplicates as well as using a secondary laboratory for regular check assaying.  Core samples are cut with a diamond saw with one-half of the core placed in sealed bags and shipped directly to ALS Chemex Labs in Bogota, Colombia for sample preparation with the pulps subsequently sent to ALS Chemex Labs in Lima, Peru for gold fire assay and ICP analyses.

Summary of Base Case Results

The base case assumptions included revenues using a gold price of $1,351 per ounce and current prices for fuel, reagents, labor, power and other consumables.  The key results on a 100% basis are as follows:

Description
Mineral Resources used in the Mine Plan Measured and Indicated Resources (112.4Mt at 0.70g/t totaling 2.553Moz ) Inferred Mineral Resources (124.9Mt) at 0.53g/t Au, totaling 2.115Moz)

Contained gold ounces processed (Mozs)	4.7
Gold Recovery (%)	95%
Gold ounces produced (Mozs)	4.445
Average Annual gold production (ounces)	317,500
Waste material mined (Mt)	587.6
Waste to Ore strip ratio	2.5
Construction Capital ($M)	1,176
Sustaining Capital ($M)	104.4
Gross gold revenue ($M)	6,003
Net Income (pre-tax) ($M)	1,521
Net Income (after tax) ($M)	990.0
Net Present Value @5.06% (pre-tax) ($M)	713.5
Net Present Value @5.06% (after tax) ($M)	397.7
IRR (after tax) (%)	11.5%
Mine Life (years)	14.0
Payback (years)	4.8
LOM Direct Cost (mining, processing & G&A) ($/oz-Au)	664
LOM Cash Cost (direct cost + royalties, selling costs & silver credits) ($/oz-Au)	693
LOM Operating Cost (cash cost + severance pay, closure costs, environmental compensation & sustaining capital) ($/oz-Au)	736
LOM Total Cost (operating costs + implementation capital) ($/oz-Au)	1,024
Average LOM mining cost ($/t mined)	1.39
Average LOM processing cost ($/t processed)	6.11
Annual G&A costs ($M)	23.4

The PEA is subject to a number of assumptions, including among others, that an environmental impact assessment will be completed within the required timeline, all required permits will be obtained in a timely manner, the Gramalote project will have the support of the local government and community, the regulatory environment will remain consistent and no material increase will have occurred to the estimated costs. A full list of the relevant assumptions will be set out in the PEA.

Project Sensitivities

Gramalote is a large, low grade, low cost project and is therefore very sensitive to the gold price.  A table reflecting these sensitivities is shown below.

Sensitivity	Gold Price ($/oz-Au)	After Tax NPV @0% ($M)	After Tax NPV @5.06% ($M)	After Tax IRR (%)
+15%	1,544	1,545.0	756.2	16.4%
+10%	1,479	1,360.0	636.7	14.8%
+5%	1,415	1,175.0	517.3	13.2%
Base Case	1,351	990.0	397.7	11.5%
-5%	1,286	805.2	277.7	9.7%
-10%	1,222	620.3	157.7	7.8%
-15%	1,158	435.6	36.9	5.7%

Next Steps

At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Feasibility Study.  The Gramalote project joint venture partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators by the second quarter of 2014, which is key to advancing the Gramalote project permitting process.  Focus will also be given on addressing other project risk issues such as infill drilling of Inferred Mineral Resources, social programs, environmental monitoring and government relations.  Gramalote owns two diamond drills and will utilize those two machines to target 8,000 to 10,000 meters of infill drilling in 2014.  At this time, a final budget for 2014 has not been agreed on but this should be finalized within the next month.

The project will be reviewed again in the 4th quarter of 2014 to determine if moving to a Feasibility Study is warranted at that time.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding development, production and other activities on the Company’s properties. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of mineral reserve and mineral resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; reliance upon joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  This list is not exhaustive of the factors that may affect the Company’s forward looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.